Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 2, 2013

Alison White, Esq.

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Transamerica Life Insurance Company
Separate Account VA B
Pre-Effective Amendment 1 to Registration Statement on Form N-4
File Nos. 333-189435 and 811-6032

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Pre-Effective Amendment 1 to Registration Statement on Form N-4
File Nos. 333-189436 and 811-8750

Dear Ms. White:

This letter responds to written comments that you provided on September 16, 2013 and October 1, 2013 with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	Regarding Comment 3b, we still feel that the premium based charge should be a periodic expense.

Response: The disclosure has been revised as requested. (See page 4 - 7)

2.	Regarding Comment 3d, supplementally show how year 1 example was calculated where there is a surrender charge.

Response:
The maximum year 1 with surrender charge expense is calculated as follows:

1) average account value * (separate account expense % + annual contract charge %); plus	$299

2) premium based charges; plus	$71

3) rider fees (i.e., tax payer and GLWB fees); plus	$271

4) surrender charge (i.e., remaining premium based charges)	$429

Total	$1070

3.	Regarding Comment 4b with regards to the death benefit, clearly disclose how cash value is calculated.

Response: The disclosure has been revised as requested. (See page 34 and 81)

4.	There is a reference to the Death Benefit Appendix and no appendix was added.

Response: The disclosure has been revised to reference the correct appendix title. (See pages 34 and 36)

Ms. Alison White

October 2, 2013

2 | P a g e

5.	Consider adding a footnote to the premium based charge discussing it being charged over a period of years.

Response: The disclosure has been added. (See pages 7 and 19)

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith Associate General Counsel Individual Savings & Retirement Division Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company

FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy.

Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. State premium taxes currently range is from 0% - 4%. Excess interest adjustments may be made to amounts surrendered, withdrawn or applied to annuity payment options from policy value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:

Front-End Sales Load On Premium Payments	0%
~~Maximum Premium Based Charge / Maximum Surrender Charge~~
Maximum Surrender Charge	5%
Maximum Transfer Fee	$10
Maximum Special Service Fee	$30

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Maximum Annual Service Charge	$50
Maximum Premium Based Charge	5%
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Mortality and Expense Risk Fee	0.60%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.75%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.35%
Return of Premium Death Benefit	0.15%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	1.40%
Optional Rider Charges:
Additional Death Distribution (annual charge - % of policy value)	0.25%
Additional Death Distribution + (annual charge - % of policy value)	0.55%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:	Maximum	Current
Retirement Income MaxSM (annual charge - %of withdrawal base)	2.00%	1.25%
Retirement Income ChoiceSM 1.6 (annual charge - %of withdrawal base)
Base Benefit Designated Allocation Group A	2.30%	1.55%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income ChoiceSM 1.6 rider:
Income EnhancementSM - (Single Life Option)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option)	0.50%	0.50%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.53%
Highest Gross	1.52%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income ChoiceSM 1.6 Rider - Joint Life with additional Income EnhancementSM option. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$1070
3 Years	$2228
5 Years	$3409
10 Years	$6483
If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:
1 Year	$ 641
3 Years	$1942
5 Years	$3266
10 Years	$6483

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses: ~~Premium Based Charge (as a percentage of premium payments)~~

~~Premium Payments~~

~~Total Charges~~

~~$0 thru $49,999.99~~

    ~~5.00%~~

~~$50,000.00 thru $99,999.99~~

    ~~4.50%~~

~~$100,000.00 thru $249,999.99~~

    ~~3.50%~~

~~$250,000.00 thru $499,999.99~~

    ~~2.50%~~

~~$500,000.00 thru $999,999.99~~

    ~~2.00%~~

~~$1,000,000.00 or more~~

    ~~1.25%~~

~~Each premium payment has its own premium based charge. The premium based charge is payable for seven years and is deducted quarterly. The charge reflected is the maximum and the premium based charge may decrease as total premium payments increase. If you surrender your policy, the total remaining premium based charge (if any) will be deducted. If you make a withdrawal which is greater than the surrender charge free amount, a portion of the remaining premium based charge will be deducted.~~

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium payment, regardless of how policy value is allocated among the investment options. The total of premium based charges and surrender charges deducted will not exceed 5% of the aggregate premium payments.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery; duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

Annual Service Charge:

The current annual service charge is $50 but in no event will exceed 2% of the policy value.

Criteria for Potential Waiver	Potential Waiver Amount*
Policy Value or sum of all premium payments less all withdrawals:
$50,000 thru $249,999.99	up to $35
$250,000 or more	up to $50
Participation in e-delivery program	up to $15

*In no event will we waive in the aggregate more than the actual annual service charge for any policy year.

Premium Based Charge:

Premium Based Charge (as a percentage of premium payments)
Premium Payments	Total Charges
$0 thru $49,999.99	5.00%
$50,000.00 thru $99,999.99	4.50%
$100,000.00 thru $249,999.99	3.50%
$250,000.00 thru $499,999.99	2.50%
$500,000.00 thru $999,999.99	2.00%
$1,000,000.00 or more	1.25%

Each premium payment has its own premium based charge. The total premium based charge for each premium payment is payable in quarterly installments over seven years. The charge reflected is the maximum and the premium based charge may decrease as total premium payments increase. If you surrender your policy, the total remaining premium based charge (if any) will be deducted. If you make a withdrawal which is greater than the surrender charge free amount, a portion of the remaining premium based charge will be deducted.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit. During the income phase, the mortality and expense risk fee is at an annual rate of 0.75%.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in:

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy. In addition to the following charges, there are optional benefits that if selected, assess additional charges. Please see ADDITIONAL FEATURES for more information.

Premium Based Charge

We charge a fee to compensate us for the expenses we incur for policy distribution. Each premium payment is subject to its own premium based charge that will be deducted in quarterly installments for seven years after that premium payment is received by us (referred to as the premium based charge period). The charge for each premium payment is determined by multiplying the premium payment by the applicable percentage shown in the Fee Table. The premium based charge percentage for new premium payments decreases as the total amount of premium payments increase beyond certain thresholds. For example, if you make an initial premium payment of $40,000, the premium based charge percentage will be based on a total premium payment amount of $40,000. For each new premium payment, the premium based charge percentage is based on the sum of all premium payments previously received, including the newest premium payment. For example, assuming your initial premium payment of $40,000, you make a subsequent premium payment of $20,000 six months later; the quarterly premium based charge percentage for that subsequent premium payment will be based on the total premium of $60,000. Please note that the premium based charge percentage for each premium payment, once set, will not be reduced by any new premium payment.

•	the cash value on the date we receive in good order the required information at our Administrative Office (this will be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge). See “GLOSSARY OF TERMS” for more information regarding the calculation of cash value;
•	minimum required cash value; and
•	the guaranteed minimum death benefit (if one was elected) on the date of death; plus premium payments, minus withdrawals, from the date of death to the date the death benefit is paid. Please see “~~Appendix - Death Benefit”~~ Appendix - Adjusted Withdrawals - Guaranteed Minimum Death Benefit Riders” for illustrative examples regarding death benefit calculations.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefits

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus
•	any premium payments since the date of any policy anniversary with the largest policy value; minus
•	any adjusted partial surrenders (please see “Appendix - Adjusted Withdrawals - Guaranteed Minimum Death Benefit Riders”) since the date of the policy anniversary with the largest policy value to the date of death: minus
•	withdrawals from the date of death to the date the death benefit is paid.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES.

Designated Investment Options. If you elected the Annual Step-Up Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Annual Step-Up Death Benefit. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts.

Please note:

•	All policy value must be allocated to one or more designated investment options.
•	You may transfer amounts among the designated investment options; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

IF the conditions specified above are not in effect on the date the withdrawal is made, THEN the withdrawal will reduce the applicable guaranteed minimum death benefit by the greater of the dollar amount of the gross withdrawal or a pro rata amount (in proportion to the reduction in policy value), and possibly to zero. The formula for calculating the pro rata amount is (the gross amount of the withdrawal * value of the current death proceeds immediately prior to the gross withdrawal)/ policy value immediately prior to the gross withdrawal.

We have included a detailed explanation of this adjustment with examples in the “~~Appendix - Death Benefit.”~~ Appendix - Adjusted Withdrawals - Guaranteed Minimum Death Benefit Riders.” If you have a qualified policy, minimum required distributions rules may require you to request a withdrawal.

TAX INFORMATION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or an employer sponsored retirement program, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

Administrative Office — Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 525-6205.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuitize (Annuitization) — When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your payee).

Annuity Commencement Date — The date upon which annuity payments are to commence. This date may not be later than the last day of the policy month following the month after the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Assumed Investment Return or AIR — The annual effective rate shown in the contract that is used in the calculation of each variable annuity payment.

Cash Value — The adjusted policy value less any applicable surrender charge. If you are surrendering your policy, annuitizing your policy or receiving a death benefit, you will receive the state minimum required cash value if greater than your cash value.

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by us since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively. The excess interest adjustment does not apply to policies issued in New York by Transamerica Financial Life Insurance Company.

Fixed Account — One or more investment options under the policy that are part of our general assets and are not in the separate account.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider.